Mail Stop 4561

November 30, 2006

Jonathan V. Diamond
1601 Cloverfield Boulevard, Suite 400 South
Santa Monica, CA 90404-4082

> **Re: ARTISTdirect, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Forms 10-QSB for Quarters Ended March 31, 2006 and June 30, 2006**
> **File No. 000-30063**

Dear Mr. Diamond:

We have reviewed your response letter dated October 31, 2006 and have the following additional comments.

Form 10-KSB/A

Financial Statements and Notes

Note 9 – Acquisition of MediaDefender, Inc., pages 75 – 81

1.   We have read and reviewed your responses to comments two and three. We note that the issuance of the shares pursuant to the reset provision is solely within the company's control; and for this reason, you believe that the subordinated convertible notes are convertible into a "fixed number of shares" and should be considered as conventional convertible debt. Instruments that include a provision (even if remote), other than anti-dilutive provisions as described in SFAS 123(R), wherein the number of shares are not fixed, the instrument would not be considered conventional convertible. Given that your debt instrument has a feature wherein the conversion price is reduced if you issue shares at a price less than a price equal to $2.25, it appears that this note does not meet the definition of conventional convertible debt in accordance with paragraph 4 of EITF Issue 00-19 or in EITF 05-2. As a result, you are required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. In this regard, we note that your registration rights agreements covering the shares underlying the convertible notes, require you to file and maintain a continuously effective registration statement. It would appear that these provisions would result in liability

Jonathan V. Diamond
ARTISTdirect, Inc.
November 30, 2006
Page 2

classification under EITF 00-19 and similarly for the notes issued to Broadband Capital Management.

2. We also note that you concluded in the event that the debt conversion feature is deemed to be an embedded derivative that the value of such feature would not be material. To the extent that you determined that the debt conversion feature should be separated from its host and accounted for at fair value, please provide us, in summary, the assumptions that were used in determining the value of the debt conversion feature. In addition, it is not clear from your response how you will address these embedded derivatives in your periodic reports going forward. In this regard, advise us how you concluded qualitatively the appropriateness of not giving accounting treatment to these embedded derivatives.

3. We have considered your response to comment 4 and note that your valuation specialist did not believe that a recalculation of the value for the warrants was necessary at year-end, however that does not appear to comply with the provisions of EITF 00-19 which would require you to assess fair value of your warrant liability each reporting period with changes in fair value reported in earnings. For this purpose, it does not appear that an entity-wide valuation would satisfy these requirements as it did not consider all substantive characteristics of equity instrument for a publicly traded company, specifically the change in price of the underlying shares. Please revise to determine the fair value of your warrant liability for each reporting period using a methodology consistent with the provisions of SFAS 123.

* * * *

As appropriate, please respond to these comments within 10 business days from the date of the letter or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief